

Mail Stop 3561

April 6, 2010

via U.S. mail and facsimile to 514-848-6937

John D. Williams, Chief Executive Officer
Domtar Corp.
395 de Maisonneuve Boulevard West
Montreal, Quebec H3A 1L6
Canada

RE: Domtar Corp.
Form 10-K for Fiscal Year Ended December 31, 2008
Response Letter Dated February 26, 2010
File No.: 1-33164

Dear Mr. Williams:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services